SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

Reinhold Industries, Inc.

(Name of Subject Company)

Reinhold Industries, Inc.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

75935A 10 9

(CUSIP Number of Class of Securities)

Michael T. Furry
President
Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, California 90670
(562) 944-3281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

With a copy to:

Robert J. Hicks, Esq.
Sommer Barnard PC
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204 (212) 446-4800

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

(a)	Subject Company. The name of the subject company is Reinhold Industries, Inc., a Delaware corporation (the ‘‘Company’’). The principal executive offices of the Company are located at 12827 East Santa Fe Springs, California 90670. The telephone number of the Company’s principal executive office is (562) 944-3281.

(b)	Class of Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the Class A common stock, $0.01 par value, of the Company (‘‘Common Stock’’). As of the close of business on November 2, 2006, 3,292,105 shares of Common Stock were issued and outstanding.

Item 2.    Identity and Background of Filing Person

The Company is filing this Statement. This Statement relates to the tender offer by Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’), to purchase all of the outstanding shares of Common Stock (the ‘‘Shares’’) at $12.50 per Share, net to the seller in cash, subject to any required withholding of taxes and without interest thereon (the ‘‘Offer Price’’), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 2006 (the ‘‘Offer to Purchase’’) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, together constitute the ‘‘Offer’’). The Offer is further described in a Schedule TO filed by the Purchaser with the Securities and Exchange Commission (the ‘‘SEC’’) on November 9, 2006 (as amended from time to time, the ‘‘Schedule TO’’). Copies of the Offer to Purchase and the Transmittal Letter are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto and are incorporated into this Statement by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2006, by and among the Company, Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’), and Purchaser (the ‘‘Merger Agreement’’). The Merger Agreement provides, among other things, that following the consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware Business Corporation Law (the ‘‘DGCL’’) and other applicable law, Purchaser will merge with and into the Company. Each share of Common Stock that is outstanding and has not been accepted for purchase pursuant to the Offer (other than shares that are held by (a) Parent, Purchaser, the Company or any other direct or indirect subsidiary of Parent, which will be canceled or (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger, (the ‘‘Effective Time’’) the Company will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit e(2) hereto.

Purchaser is a wholly-owned subsidiary of Parent. Parent is wholly-owned as of the date of the Offer by certain investment partnerships advised or managed by Resolute Fund Partners, LLC and The Jordan Company, L.P. (‘‘Jordan’’), a New York-based investment firm. As set forth in the Schedule TO, the principal executive offices of Parent, Purchaser and Jordan are located at 767 Fifth Avenue, 48th Floor, New York, New York 10153.

Item 3.    Past Contacts, Transactions Negotiations and Agreements

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the ‘‘Information Statement’’), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser, Jordan or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the ‘‘Reinhold Board’’) after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the ‘‘Acceptance Time’’).

(a)	Arrangements with Current Executive Officers and Directors of the Company.

Information Statement

In considering the recommendation of the Board of Directors of the Company (the ‘‘Reinhold Board’’) set forth in Item 4 below, the Company’s stockholders should be aware that certain members of the Company’s management and members of the Reinhold Board have interests in the Offer and the Merger which are described or incorporated by reference herein and which may present them with conflicts of interest., Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

The Reinhold Board was aware of these agreements, arrangements and understandings and the potential conflicts of interest they posed and considered them along with the other factors described in Item 4 below.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation (the ‘‘Charter’’), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under applicable law. In addition, the Charter provides that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL or any other applicable law and is required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or other officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor.

Pursuant to the Merger Agreement, Parent has agreed to cause the surviving corporation in the Merger to assume and be responsible for all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time existing in favor of current or former directors or officers of the Company and each of its subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents). In addition, from and after the Effective Time, directors and officers of the Company who become or remain directors or officers of the Company will be entitled to the same indemnity rights and protections (including those provided by directors’ and officers’ liability insurance) of the Company after the Effective Time.

The Merger Agreement further provides that, for a period of six years after the Effective Time, the Company will maintain in effect the Company’s directors’ and officers’ liability insurance in effect immediately prior to the Effective Time in respect of acts or omissions occurring (or allegedly occurring) at or prior to the Effective Time, on terms and conditions no less favorable to any of the Company’s directors and officers than those in effect as of the date of the Merger Agreement. However, the Company will not be obligated to pay premiums in excess of the quote obtained prior to the execution of the Merger Agreement by the Company for a six-year tail policy of directors’ and officers’ liability insurance.

Employee Plans

The Merger Agreement provides that, from and after the Effective Time until June 30, 2007, the Company will provide employee benefits to the employees of the Company (other than employees covered by a collective bargaining agreement) that are not materially less favorable, in the aggregate, than those (other than equity plans) in effect on the date of the Merger Agreement. Continuing employees will be given credit under such plans, programs and arrangements for all years of service with the Company prior to the completion of the Offer. If employees of the Company become eligible to participate in a medical, dental, drug or vision plan of the Purchaser during the calendar year the Offer is completed, the Company will cause such plans to honor any deductible and out of pocket expenses incurred by the employees during the calendar year the Offer is completed prior to such participation.

Shareholders Agreement

In connection with the execution of the Merger Agreement, Purchaser and certain shareholders of the Company entered into a Shareholders Agreement, the material terms of which are summarized below. A copy of the Shareholders Agreement is filed as Exhibit (d) hereto and is incorporated herein by reference. The shareholders who are parties to the Shareholders Agreement (the ‘‘Executing Shareholders’’) and the number of shares of Common Stock held by each of them subject to the Shareholders Agreement are set forth in the following table:

Shareholder	Subject Shares Owned
Massachusetts Mutual Life Insurance Company	460,025
MassMutual High Yield Partners II, LLC	460,024
MassMutual Corporate Value Partners Limited	175,246
Michael T. Furry	193,223
Andrew McNally, IV	93,473
Ralph R. Whitney, Jr.	72,522
Glenn Scolnik	69,882
Forrest E. Crisman, Jr.	63,651
BJR Management, L.P.	34,211
Brett R. Meinsen	25,386

Tender of Shares.    Upon the terms and subject to the conditions of the Shareholders Agreement, each Executing Shareholder has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, all of the shares with respect to which the Executing Shareholder has or shares the power to dispose of or vote the shares (the ‘‘Subject Shares’’).

Grant of Option.    Each Executing Shareholder has granted to Purchaser an option to purchase the Executing Shareholder’s Subject Shares in the event the Executing Shareholder fails to tender the Executing Shareholder’s Subject Shares, or tenders the Subject Shares and withdraws the Subject Shares. The exercise price for the option is equal to the Offer Price. The option may be exercised immediately prior to the consummation of the Offer if the number of Subject Shares purchased will result in the number of shares tendered and not withdrawn by all shareholders, plus the number of Subject Shares purchased on exercise of the options, exceeding the minimum condition for completion of the Offer set forth in the Merger Agreement.

Grant of Irrevocable Proxy.    While the Shareholders Agreement is in effect, each Executing Shareholder has granted an irrevocable proxy to the Purchaser to vote the Subject Shares (i) in favor of the adoption of the Merger Agreement and any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against any action that would result in a breach of any covenant, representation, warranty or other obligation of the Company under the Merger Agreement, and (iii) against any other extraordinary corporate transaction.

Representations and Warranties.    In the Shareholders Agreement, each Executing Shareholder made certain customary representations and warranties, including with respect to (i) ownership of the Subject Shares, (ii) the Executing Shareholder's power and authority to enter into and perform its obligations under the Shareholders Agreement, and (iii) the absence of conflicts.

Restriction on Transfer of Subject Shares.    Each Executing Shareholder has agreed not to directly or indirectly, (a) except pursuant to the terms of the Shareholders Agreement, directly or indirectly transfer, assign sell, gift-over, pledge or otherwise dispose of or consent to any of the foregoing, any or all of the Subject Shares, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any disposition of the Subject Shares, (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares, (d) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares, or (e) take any other action that would in any way restrict, limit or interfere with the performance of the Executing Shareholder’s obligations under the Shareholders Agreement.

No Solicitation.    Each Executing Shareholder has agreed that the Executing Shareholder will not, directly or indirectly, (a) solicit, initiate or encourage, or take any other action designed or reasonable likely to facilitate, any inquires with respect to, or the making of any proposal that constitutes or may reasonably give rise to, a competing offer for the Company, (b) provide any information regarding the Company to any person relating to any competing offer, (c) enter into any agreement relating to a competing offer, (d) participate in any discussions or negotiations relating to a competing offer, or (e) make any statement in support. In each case, an Executing Shareholder who is an officer or director of the Company may take any of the foregoing actions if the action is permitted under the terms of the Merger Agreement.

Termination.    The Shareholders Agreement may be terminated in any one of the following circumstances: (i) upon the termination of the Merger Agreement in accordance with its terms, (ii) upon the occurrence of the Effective Time, or (iii) by the mutual written consent of the Purchaser and the Executing Shareholders.

(b)	Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

The Merger Agreement contains representations and warranties that the Company, Parent and Purchaser made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among the Company, Parent and Purchaser rather than establishing matters as facts.

Confidentiality Agreement

On April 27, 2006, Jordan entered into a confidentiality agreement (the ‘‘Confidentiality Agreement’’). The following is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the as Exhibit (e)(2) hereto and incorporated herein by reference.

The Confidentiality Agreement has a two year term and provides that the Company will make available to Parent certain information concerning its business operations, employees, financial performance and technical information (the ‘‘Confidential Information’’) solely for purposes of evaluating an acquisition or business arrangement with the Company. Parent has agreed to keep the Confidential Information confidential, except for disclosure to its representatives who need such information in order to evaluate the potential transaction.

Item 4.    The Solicitation or Recommendation

(a)	Recommendation of the Reinhold Board.

At a meeting held on October 26, 2006, the Board of Directors of the Company unanimously approved and adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby. The Board of Directors has determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders. The Board unanimously recommends that stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer.

If a meeting of the Company's stockholders is required to be called and held in accordance with applicable law, the Board also unanimously recommends that stockholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger. For a discussion of the Board's reasons for its recommendation, see ‘‘Reasons for Recommendation,’’ below.

A press release announcing the Merger Agreement and related transactions and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits (a)(1)(H) and (a)(2)(A) to this Schedule 14D-9 and are incorporated into this Statement by reference.

(b)	Reasons for the Recommendation of Reinhold Board.

Background of the Offer

Set forth below is a summary of certain events that led to the Offer.

On September 4, 2003 Reinhold announced the commencement of a review of strategic alternatives. One option considered was the sale of the Company. However, by August 2004 the Company determined not to engage in a sale of control transaction and took the Company off the market. Subsequently, the Reinhold Board and the Company’s management began pursuing a series of divestitures designed to streamline the Company, and extraordinary dividends to return cash to the Company’s stockholders.

On December 7, 2004, the Board declared an extraordinary dividend of $11.75 per share. The Board’s purpose for the dividend was to provide a cash return to stockholders in the absence of a sale of the Company. The dividend was funded by the proceeds of a new senior debt facility.

On December 17, 2004, the Company sold certain assets and transferred certain liabilities of its Samuel Bingham Enterprises, Inc. subsidiary to Finzer Roller, L.L.C. for $3,127,000, subject to post-closing adjustments.

On November 21, 2005, the Company sold its NP Aerospace, Ltd. Subsidiary to an affiliate of The Carlyle Group for approximately $54,600,000, subject to post-closing adjustments. Also on November 21, 2005, the Board declared an additional extraordinary dividend of $6.00 per share, funded by the net proceeds of the NP Aerospace sale. This dividend brought the aggregate amount per share of special and regular dividends paid since 2003 to $20.75.

On February 28, 2006, Reinhold announced the retention of TM Capital Corp., a New York and Atlanta based merchant banking and financial advisory firm, to assist the Company in a review of strategic alternatives including a possible sale of the Company. After conducting initial due diligence, TM Capital prepared a confidential offering memorandum and began marketing Reinhold to over 150 potential strategic and financial acquirers. TM Capital provided offering memoranda to 26 strategic and 72 financial parties subsequent to the execution of a confidentiality agreement by each party. On April 27, 2006, Jordan executed a confidentiality agreement with the Company and TM Capital sent the offering memorandum to Jordan.

Beginning on May 24, 2006, TM Capital received initial expressions of interest from three potential strategic and 10 potential financial acquirers. On May 25, 2006, Jordan submitted an initial expression of interest with a preliminary valuation range of $14.00 - $16.00 per share and several contingencies. After evaluating the range of values and contingencies in each indication, the Company selected 10 interested parties to meet with the Company’s management and visit its Santa Fe Springs, California headquarters and conduct due diligence on the Company.

During the initial management meetings and due diligence process, potential acquirers expressed concerns about the Company’s customer concentration and certain contingent liabilities. As a result, seven of the 10 parties which participated in due diligence passed on the opportunity.

On June 16, representatives of Jordan attended a management presentation at the Company’s offices presented by Michael T. Furry, David Ewing and Brett R. Meinsen of Reinhold. An additional due diligence meeting at the Company’s offices was held on June 29, 2006, and attended by representatives of Jordan and Mr. Furry, Mr. Ewing, Mr. Meinsen and other management employees of Reinhold.

After the initial management meetings and further due diligence, three of the 10 parties which participated in due diligence, Jordan and two others (‘‘Sponsor A’’ and ‘‘Sponsor B’’) submitted second round expressions of interest. The Company’s management and the finance committee of the Reinhold Board reviewed the three second round expressions of interest.

Jordan’s second round expression of interest, which was submitted on July 13, 2006, reflected a valuation of $15.00 in cash per share, a tender offer structure and no financing contingency, but was subject to due diligence.

Sponsor A’s second round expression of interest consisted of cash consideration of $13.39 per share for all outstanding shares, but provided that the buyer would not assume any contingent liabilities. The indication was not considered acceptable because it required certain Reinhold stockholders to provide post-closing indemnification for all contingent liabilities; such stockholders were not willing to provide such indemnification. The indication was also contingent on the arrangement of third party debt financing.

Sponsor B’s second round expression of interest indication consisted of cash consideration of $13.00 per share and at the time was deemed less attractive based on its lower value and a third party debt financing contingency.

TM Capital held discussions with each of the three remaining parties regarding their valuation of Reinhold and the other issues raised in these expressions of interest. Jordan was the only party that subsequently revised its expression of interest and on July 26, 2006 submitted a proposal with a value of $16.00 per share, subject to the completion of its due diligence and the negotiation of a definitive agreement.

On July 28, 2006, the Company entered into a 30 day exclusive negotiation and due diligence period with Jordan. During that period, the Company’s senior management met with representatives of Jordan on several occasions and provided access to key product line managers and other information. Due diligence meetings were held at the Company’s offices on August 16 and 17, 2006 and attended by representatives of Jordan and Mr. Furry, Mr. Ewing, Mr. Meinsen and other management employees of Reinhold.

In the course of its due diligence, several issues arose which caused Jordan to re-evaluate its indication of interest and request additional time to conduct due diligence. These issues, along with renewed concerns about the Company’s contingent liabilities, caused significant delays in Jordan’s due diligence process and a reduction in their proposed purchase price.

After the expiration of the exclusivity agreement with Jordan, TM Capital contacted Sponsor A and Sponsor B to request revised indications of interest, while allowing Jordan to continue its due diligence. Sponsor A reiterated its unwillingness to pursue a transaction without stockholder indemnification provisions and did not submit a revised offer. On September 20, 2006, Sponsor B submitted a revised, non-binding indication of interest that contemplated cash consideration of $14.00 per share, subject to confirmatory due diligence, financing and other conditions.

On September 21, 2006, Jordan submitted a revised indication of interest letter with a valuation of $13.00 per share, contingent upon the Company’s ability to deliver a non-cancelable purchase order from a major customer. TM Capital reviewed the offer with members of the Reinhold Board and the Company’s management and determined that the Company could not satisfy the purchase order contingency.

On September 27, 2006, TM Capital and Glenn Scolnik, a member of the Reinhold Board, met with Sponsor B to discuss its indication of interest and requested that Sponsor B continue its due diligence with a goal of minimizing contingencies expressed in its latest indication of interest. On October 3, 2006, principals of Sponsor B met with Reinhold’s senior management at the Company’s Santa Fe Springs, CA facility to conduct further due diligence. Sponsor B also consulted with its legal advisors and consultants. On October 11, 2006, Sponsor B indicated to TM Capital that their $14.00 value would likely decline by $1.00 per share. In addition, Sponsor B said they would require that approximately $4.2 million ($1.31 per share) of the cash consideration be held in escrow to cover the tax contingency on Reinhold’s balance sheet as the Company awaited a ruling from the IRS. In addition to the price and structural adjustments described above, Sponsor B’s interest remained subject to 45 days of additional due diligence after October 11, 2006, a financing contingency, an escrow requirement and other conditions.

On October 9, 2006, Jordan orally communicated a revised indication of interest at $12.00 per share in cash, and said it would remove the purchase order contingency proposed in its September 21 letter. After a series of negotiations, Jordan revised its indication of interest to $12.50 per share on October 11, 2006, contingent on the resolution of outstanding items in the draft Merger Agreement.

After final negotiation of the terms and conditions in the Merger Agreement and other related transaction documentation, the Reinhold Board held a special meeting on the evening of October 26, 2006 to discuss the proposed transaction. TM Capital delivered its fairness opinion to the board, after which the board unanimously agreed to accept Jordan’s proposal, pending finalization of definitive documentation and receipt of consents from the Company’s landlords to assign real estate leases in the transaction. On the evening of November 2, 2006, after the close of financial markets, Reinhold, Purchaser and Parent executed the definitive Merger Agreement. A press release announcing the transaction was issued that evening.

Reasons for Recommendation

The Reinhold Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its stockholders. In arriving at its decision regarding its recommendation set forth above, the Reinhold Board considered, among other things, the following:

•	Financial Condition and Prospects of the Company. The Reinhold Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company. The Reinhold Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Reinhold Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Common Stock was acquired for cash. These risks and uncertainties included risks relating to the financial condition of the airline industry and levels of defense spending, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Offer Price; Historical Trading Prices; Thinly Traded Stock. The Reinhold Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price was equal to the $12.50 closing price per share of the Common Stock on the Nasdaq Capital Market on November 1, 2006, the last trading day prior to the execution of the Merger Agreement, and a premium of 48.8% over the $8.40 closing price on February 27, 2006, the last trading day before the Company announced it had engaged TM Capital to assist the Company in considering strategic alternatives, including a possible sale of the Company. The Reinhold Board considered the fact the historic trading volume in the Common Stock has been low, and that a sale of the Company would provide liquidity for stockholders who otherwise may be unable to sell their shares at favorable prices.

•	Cash Tender Offer; Certainty of Value. The Reinhold Board considered that the Offer provides for a cash tender offer for all Common Stock held by Reinhold stockholders to be followed by the Merger in which all of the outstanding shares of Common Stock (other than shares of Common Stock that are held by (a) Purchaser, Parent or the Company (or by any direct or indirect wholly-owned subsidiary of the Company), which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) would be converted into cash equal to the Offer Price, thereby enabling Reinhold stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock and eliminating many uncertainties in valuing the merger consideration to be received by the Reinhold stockholders in the Merger and any potential coercive effects of a two-step transaction in which the consideration payable in the first-step tender offer might differ from the consideration payable in the second-step merger.

•	Opinion of the Company’s Financial Advisor. The Reinhold Board considered the financial analyses and opinion of TM Capital delivered orally to the Reinhold Board and confirmed in writing to the effect that, as of October 26, 2006, and based upon and subject to the factors and assumptions set forth therein, the $12.50 per share in cash to be received by holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of TM Capital, dated October 27, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto and is incorporated herein by reference. TM Capital provided its opinion for the information and assistance of the Reinhold Board in connection with its consideration of the Offer and the Merger. TM Capital’s opinion is not a recommendation as to whether or not any holder of shares of Common Stock should tender such shares of Common Stock in connection with the Offer or how any holder of shares of Common Stock should vote with respect to the Merger.

•	Terms of the Merger Agreement. The Reinhold Board reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties, covenants and termination rights of the parties. Those matters considered included:

•	Terms of the Merger Agreement. The Reinhold Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Reinhold Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer and Purchaser’s obligations to consummate the Merger thereafter, the absence of significant required regulatory approvals.

•	Purchaser Obligation to Extend Offer. The Reinhold Board considered that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

•	Absence of Financing Condition. The Reinhold Board considered that Purchaser’s obligations pursuant to the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing condition and that Purchaser obtained and delivered to the Company a financing commitment from The Resolute Fund, L.P., to invest in the securities of Parent and enable Purchaser to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the

Merger Agreement. With assistance from TM Capital, the Reinhold Board also considered Jordan’s financial strength and ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement based on public information available regarding Jordan.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Reinhold Board considered the provisions in the Merger Agreement that provide for the ability of the Reinhold Board under certain limited circumstances to engage or participate in discussions or negotiations with a person that has made a bona fide acquisition proposal in writing that the Reinhold Board reasonably determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a superior proposal and/or furnish to any such person non-public information relating to the Company pursuant to a confidentiality, standstill and nonsolicitation agreement if certain conditions are satisfied, including that the Reinhold Board shall have reasonably determined in good faith (after having taken into account the advice of the Company’s outside legal counsel) that the failure to take such action is likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable legal requirements.

•	Ability to Change Recommendation. The Reinhold Board considered the provisions in the Merger Agreement that provide for the ability of the Reinhold Board under certain limited circumstances to withhold, withdraw, amend or modify in a manner adverse to Purchaser, or resolve or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Purchaser, the Reinhold Board’s recommendation to the Reinhold stockholders that they accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement if certain conditions are satisfied, including that the Reinhold Board shall have reasonably determined in good faith (after having taken into account the advice of the Company’s outside legal counsel) that the failure to so withhold, withdraw, amend or modify the Reinhold Board’s recommendation is likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable legal requirements.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The Reinhold Board considered the provisions in the Merger Agreement that provide for the ability of the Reinhold Board to terminate the Merger Agreement upon a change of its recommendation to the stockholders regarding the Offer and the Merger in the manner described in the immediately preceding bullet point in order to enter into a definitive agreement with respect to a superior proposal, if, concurrent with such termination, the Company pays to the Purchaser a termination fee.

•	Termination Fee. The Reinhold Board considered that, in its view, the termination fee equal to 3% of the enterprise value of the Company represented by the Offer Price or the price of a competing offer, that could become payable pursuant to the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Reinhold Board entered into or intended to enter into an agreement providing for a transaction that would be more favorable to the Reinhold stockholders than the transactions contemplated by the Merger Agreement.

•	Appraisal Rights. The Reinhold Board considered the availability of appraisal rights with respect to the Merger for Reinhold stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the ‘‘fair value’’ of their shares of Common Stock at the completion of the Merger.

•	Results of Process Conducted. The Reinhold Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and advisors, to evaluate strategic alternatives, including the discussions with Jordan and Sponsor B and the solicitation of interest on behalf of several other parties thought to be interested in a business combination transaction with the Company. The Reinhold Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Common Stock at a higher price per share than the Offer Price. Based on the results of that process and the Company’s extended arm’s-length negotiations with Jordan and the other potential buyers discussed above, the Reinhold Board believed that the Offer Price represented the highest price per share of Common Stock that was reasonably attainable.

The Reinhold Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Termination Fee. The Reinhold Board considered the restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence of Jordan as a condition to its offer that the Company would be obligated to pay a termination fee equal to 3% of the enterprise value of the Company represented by the Offer Price or the price of a competing offer, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions.

•	Failure to Close. The Reinhold Board considered that the conditions to Purchaser’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Reinhold Board considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction. The Reinhold Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of Common Stock could be adversely affected.

•	Public Announcement of the Offer and Merger. The Reinhold Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Reinhold Board also considered the effect of these matters on Jordan and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Jordan’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Reinhold Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Purchaser. The Reinhold Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The Reinhold Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Tax Treatment. The Reinhold Board considered the fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The Reinhold Board believed that, overall, the potential benefits of the Offer and the Merger to the Reinhold stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Reinhold Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Reinhold Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Reinhold Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Reinhold Board were aware of the interests of executive officers and directors of the Company as described under ‘‘Past Contracts, Transactions, Negotiations and Agreements’’ in Item 3 hereof.

(c)	Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge or shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)	Opinion of the Company’s Financial Advisor.

TM Capital rendered its opinion to the Board of Directors that, as of October 26, 2006, and based upon and subject to the factors, assumptions, qualifications and limitations described in the written opinion, the $12.50 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders.

Below is a summary of the fairness opinion rendered by TM Capital to the Board. The full text of the written opinion of TM Capital, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken by TM Capital, is attached hereto as Annex II. You should read the fairness opinion in its entirety. TM Capital provided its opinion for the information and the assistance of the Board in connection with their consideration of the Offer, the Merger, the Merger Agreement, and the transactions contemplated thereby. The fairness opinion rendered by TM Capital is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or whether any holder of Shares should seek to perfect his or her appraisal rights in connection with the Merger.

The Board of Directors of the Company requested that TM Capital render an opinion as to whether or not the proposed cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger was fair to the stockholders of the Company from a financial point of view. TM Capital provided its oral opinion to the Board during its meeting on October 26, 2006 and delivered its written opinion dated October 27, 2006.

In arriving at the opinion set forth in Annex II, TM Capital, among other things:

(1)	Reviewed the Company's Annual Reports on Form 10-K and related financial information for the years ended December 31, 2001 – 2005, the Company's Quarterly Reports on Form 10-Q and the related unaudited financial information for the periods ended March 31, 2006 and June 30, 2006, and the Company’s current reports on Form 8-K filed during 2005 and 2006 through the date hereof;

(2)	Reviewed the Company’s Proxy Statement on Schedule 14A for the Company’s Annual Meeting of Stockholders held on May 4, 2006;

(3)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished by the Company or publicly available;

(4)	Visited the Company headquarters and manufacturing facility and conducted discussions with members of senior management of the Company concerning its business and prospects;

(5)	Reviewed the historical market prices and trading activity for the Shares;

(6)	Compared certain financial information for the Company with that of certain publicly traded companies which TM Capital deemed to be relevant;

(7)	Compared the financial terms of the Offer and the Merger with that of certain other mergers and acquisitions which TM Capital deemed to be relevant;

(8)	Reviewed the draft Merger Agreement dated October 25, 2006 and draft Shareholder Agreement dated October 25, 2006 to be entered into by certain of the Company’s stockholders in connection with the proposed transaction;

(9)	Reviewed the draft Commitment Letter dated October 25, 2006 from Jordan’s Resolute Fund, L.P. addressed to the Company with respect to the financing required to consummate the Offer and the Merger; and

(10)	Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as TM Capital deemed necessary, including their assessment of general economic, market and monetary conditions.

TM Capital relied upon the accuracy and completeness of all of the financial, accounting and other information made available by the Company for purposes of rendering its opinion. In addition, TM Capital did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and TM Capital was not furnished with any such evaluation or appraisal.

The following is a summary of the material analyses used by TM Capital in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by TM Capital. The order of analyses described, and the result of those analyses, does not represent relative importance or weight given to those analyses by TM Capital. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 20, 2006 and is not necessarily indicative of current market conditions.

Parties Contacted

Several factors led Reinhold’s Board of Directors to retain TM Capital to pursue strategic opportunities and ultimately an exclusive sale of the Company. These factors included but are not limited to:

(1)	The thinly traded nature of Reinhold’s common stock (average monthly volume of approximately 92,000 shares since 2005);

(2)	Shareholder liquidity concerns due to Reinhold’s highly concentrated stockholder base;

(3)	High administrative costs relative to the value of being publicly traded; and

(4)	A streamlined product focus and profitability resulting from recent divestitures favorably positioning the Company.

Reinhold’s board authorized TM Capital to contact 51 strategic parties and 102 financial sponsors. Based on the Company’s market position in the composite materials industry and its level of profitability, initial interest was very robust, with descriptive memoranda sent to 26 strategic and 72 financial parties subject to confidentiality agreements. However, due to concerns over the achievability of the Company’s financial projections, customer and contract concentration and potential contingent liabilities, TM Capital received written expressions of interest from only three strategic and ten financial parties.

Contingent Liabilities

In evaluating Reinhold’s financial condition, TM Capital analyzed selected contingent liabilities which posed a potential risk to prospective acquirers. These liabilities include but are not limited to:

(1)	Keene Bankruptcy: In 1993, Reinhold’s former parent filed for Chapter 11 as a result of asbestos-related lawsuits stemming from a past acquisition. While Reinhold was never named in any related lawsuits and is protected by a permanent channeling injunction, a potential risk may remain;

(2)	Divestitures: Reinhold is subject to potential indemnity obligations related to its former Bingham Enterprises and NP Aerospace subsidiaries;

(3)	Defined Benefit Pension Plan: Reinhold’s defined benefit plan was frozen as of 12/31/2004, but is still considered underfunded. Estimated cash payments of $1.1 million in 2007 and 2008 are needed to fully fund the plan; and

(4)	Tax Treatment of Net Operating Loss Carryforward: Reinhold currently carries an accrual of $4.2 million plus accrued interest on its balance sheet related to a net operating loss carry forward used to offset the gain on the sale of its NP Aerospace subsidiary. Reinhold has received letters from tax experts supporting its treatment of the NOL, but an IRS audit is underway for the year the NOL carryforward was created and the matter remains unresolved.

Public Companies Analysis

In order to assess how the public market values shares of publicly traded companies with similar characteristics to the Company, TM Capital reviewed and compared specific market, financial and operating data relating to the Company with the following selected companies that TM Capital deemed appropriate:

Ceradyne, Inc.	Cytec Industries, Inc.	Ladish Co., Inc.
Core Molding Technologies, Inc.	Ducommun, Inc.
CPI Aerostructures, Inc.	Hexcel Corp.

TM Capital chose these companies based on their general similarity to the Company, noting however that many of these companies are significantly larger than the Company in terms of revenues, assets and market capitalization and several are international conglomerates with world-wide or European manufacturing operations. Some companies produce highly value added components for aerospace and defense applications; others produce solely lower value composite materials for commercial applications. In addition, the other public companies did not have the level of customer concentration that Reinhold has. Due to the inherent differences between the business, operations and prospects of the Company and the business, operations and prospects of each of the companies included in the analysis, TM Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Selected Publicly Traded Companies Analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the Selected Publicly Traded Companies Analysis that would affect the public trading values of each.

TM Capital used the latest publicly available financial statements for each of the selected companies and market data as of October 20, 2006. TM Capital reviewed multiples of enterprise value to Net Sales, Gross Profit, Operating Income and Earnings before Interest, Taxes, Depreciation and Amortization (‘‘EBITDA’’). The range of multiples for the publicly traded companies’ Enterprise Value to Latest Twelve-Month (‘‘LTM’’) and Historical Average Net Sales were 0.54x to 2.19x and 0.64x to 3.73x respectively. The range of multiples for the publicly traded companies’ Enterprise Value to Latest Twelve-Month (‘‘LTM’’) and Historical Average EBITDA were 5.5x to 11.7x and 7.3x to

18.4x respectively. Based on the proposed $12.50 per share Offer price, the Company’s multiples of LTM and Historical Average Net Sales were 1.07x and 1.18x respectively while multiples of LTM and Historical Average EBITDA were 5.5x and 6.1x respectively. TM Capital recognized that Reinhold’s multiples were generally at the lower end or below the range of the public companies. However, TM Capital also noted that Reinhold’s size, its reliance on a contract whose revenue and profitability is expected to decline substantially beginning in 2008, and its customer concentration had an impact on Reinhold’s valuation as compared to the other selected public companies.

Selected Transaction Analysis

TM Capital reviewed publicly available information for 24 recently completed merger and acquisition transactions in the composite materials and aerospace and defense industries. TM Capital chose the transactions used in the Selected Transaction Analysis based on the general similarity of the target companies in the transactions to the Company.

TM Capital also noted that the transactions selected involve companies with financial conditions and prospects significantly different from the Company. In addition, the other companies did not have the level of customer concentration that Reinhold has. Due to the inherent differences between the business, operations and prospects of the Company and the business, operations and prospects of each of the companies included in the Selected Transaction Analysis and the fact that there was limited valuation information available on many of the transactions reviewed, TM Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Selected Transaction Analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the Selected Transaction Analysis that would affect the values of each.

Enterprise values for the selected merger and acquisition transactions ranged from $8.5 million to $4,026.7 million. The range of multiples of LTM Net Sales and LTM EBITDA were 0.50x to 3.27x and 5.9x to 12.1x respectively for the transaction reviewed. Based on the proposed $12.50 per share Offer price, the Company’s multiples of LTM Net Sales and LTM EBITDA were 1.07x and 5.5x respectively. TM Capital recognized that Reinhold’s multiples were generally at the lower end or below the range of the selected transactions. However, TM Capital also noted that Reinhold’s size, its reliance on a contract whose revenue and profitability is expected to decline substantially beginning in 2008, and its customer concentration had an impact on Reinhold’s valuation as compared to the other selected transactions.

Stock Price and Trading History

TM Capital reviewed the historical price and volume data for Reinhold’s stock from January 2001 to October 2006 and January 2005 to October 2006, respectively. In reviewing the market data of the shares traded during those respective time periods, TM Capital determined that over 61% of Reinhold shares traded at or below the $12.50 per share proposed acquisition price since the Company paid its latest $6.00 per share special dividend on January 4, 2006. It also determined that nearly 43% of the Company’s shares traded at or below the $12.50 per share proposed acquisition price since TM Capital’s retention on February 28, 2006.

Premiums Paid Analysis

TM Capital performed an analysis of 47 domestic merger and acquisition transactions announced between January 1, 2005 and October 2006 with transaction values ranging from $25 million to $100 million where the target company had publicly traded shares. For these transactions, the median premium paid relative to the stock price one day prior to announcement and four weeks prior to announcement was 22.3% and 26.4%, respectively. TM Capital analyzed the premium implied by proposed acquisition price of Reinhold’s shares using two time periods. The proposed acquisition price of $12.50 per share was a 48.8% and 36.6% premium to the Company’s share price one day prior and four weeks prior to the announcement of TM Capital’s retention to assist in evaluating strategic alternatives on February 28, 2006, respectively. The proposed acquisition price of $12.50 per share was a 4.9% premium and 6.9% discount to the Company’s share price one day prior and four weeks prior to October 20, 2006 respectively.

Discounted Cash Flow Analysis

TM Capital performed discounted cash flow analyses for the years ending December 31, 2007 – 2010 based on base case and alternative case projections prepared by the Company's management. All cash flows were discounted to December 31, 2006 and terminal values were based on estimated 2010 EBITDA and EBITDA multiples. TM Capital also reviewed the per share equity value of the business adjusted for the projected $4.4 million tax contingency on the Company’s balance sheet as of 12/31/06.

In analyzing the base case, TM Capital used discount rates of 20.0%, 22.5% and 25.0% and terminal value multiples of 5.0x, 5.5x and 6.0x, reflecting the risks inherent in the Company’s industry, customer mix and future prospects. Using these discount rates and terminal multiples, the discounted cash flow analysis of the Company’s business implied a present value ranging from $11.85 to $15.31 per share, and from $10.53 to $13.99 per share when adjusted for the tax contingency.

TM Capital’s discounted cash flow analyses using the alternative case projections for the fiscal years 2007 – 2010, accounted for (i) future variability in production rates and pricing and (ii) the attainability of revenue from aerospace programs Reinhold seeks to penetrate but has not supplied in the past.

In analyzing the alternative case, TM Capital used discount rates of 15.0%, 17.5% and 20.0% and terminal value multiples of 5.0x, 5.5x and 6.0x, reflecting the lower risks inherent in the Company’s industry, customer mix and future prospects as compared to the base case. Using these discount rates and terminal multiples, the discounted cash flow analysis of the Company’s business implied a present value ranging from $11.45 to $14.86 per share, and from $10.13 to $13.54 per share when adjusted for the tax contingency.

In arriving at its opinion, TM Capital did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the Company shareholders in the proposed Offer and Merger on the basis of these financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary set forth above without considering the analyses as a whole could create an incomplete view of the processes underlying TM Capital’s opinion. In arriving at its fairness determination, TM Capital considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, TM Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses. No individual company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction.

TM Capital prepared these analyses solely for the purposes of providing its opinion to the Company’s Board of Directors. This opinion was not intended to and does not constitute a recommendation to any stockholder as to as to whether to tender shares or how to vote on any matters related to the proposed transaction. The analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of future results, which may be more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, TM Capital or any other person assumes responsibility if future results are different from those forecast. As described above, TM Capital’s opinion to the Company’s Board of Directors was one of many factors taken into consideration by the Company’s Board of Directors in making its decision and the foregoing summary does not purport to be a complete description of the analyses performed by TM Capital in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of TM Capital attached as Annex II.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

The Company selected TM Capital as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated February 28, 2006, the Company engaged TM Capital to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay TM Capital a retainer of $15,000 per month, and a transaction fee of approximately $723,000. The transaction fee is due upon consummation of the Offer. The Company also agreed to pay TM Capital a fee of $100,000 upon delivery of its opinion described above. The opinion fee has been paid. The monthly retainer and the opinion fee payments are credited against the amount of the transaction fee due. In addition, the Company has agreed to reimburse TM Capital for its expenses, including attorneys’ fees and disbursements, and to indemnify TM Capital and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders with respect to the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company

During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that directors of the Company may have acquired beneficial ownership of Shares under the Company's Directors’ Deferred Stock Plan, which acquisitions are not material.

Item 7.    Purposes of the Transaction and Plans or Proposals

(a)    Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)    Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)    Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Reinhold Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Reinhold Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The Reinhold Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a ‘‘Short-Form Merger’’). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an ‘‘interested stockholder’’ (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a ‘‘business combination’’ (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the ‘‘business combination’’ is approved by the board of directors of such corporation prior to such date. The Reinhold Board approved the Offer and the Merger for purposes of Section 203 of the DGCL. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’), and the related rules and regulations that have been issued by the Federal Trade Commission (the ‘‘FTC’’), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the ‘‘Antitrust Division’’) and certain waiting period requirements have been satisfied. These requirements do not apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger because the size of the proposed transaction is below the applicable filing thresholds.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The Company is not aware of any material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger. Based upon an examination of publicly available information relating to the businesses in which Jordan and the Company are engaged, the Company believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a ‘‘Remaining Stockholder’’) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the ‘‘fair value’’ of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a ‘‘Long-Form Merger’’) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the ‘‘Notice of Merger’’) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Reinhold Industries, Inc., 12827 East Imperial Highway, Santa Fe Springs, California 90670. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Company expects that Jordan would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the ‘‘fair value’’ of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Jordan has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is completed. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 9, 2006.*†
(a)(1)(B)	Form of Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(G)	Summary Newspaper Advertisement as published on November 9, 2006 in The Wall Street Journal.*
(a)(1)(H)	Press release issued by Reinhold Industries, Inc., dated November 2, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on November 2, 2006).
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†
(a)(2)(A)	Letter to Stockholders from the Chairman of the Board of Reinhold Industries, Inc., dated November 9, 2006.†
(a)(5)	Opinion of TM Capital Corp. to the Board of Directors of Reinhold Industries, Inc., dated November 2, 2006 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(d)	Shareholders Agreement dated November 2, 2006, by and among Reinhold Acquisition Corp. and the Shareholders named therein.
(e)(1)	Agreement and Plan of Merger, dated as of November 2, 2006, by and among Reinhold Industries, Inc., Reinhold Holdings Inc. and Reinhold Acquisition Corp. (incorporated by reference to Exhibit 2 attached to the Current Report on Form 8-K filed by Reinhold Industries, Inc. on November 7, 2006).
(e)(2)	Confidentiality Agreement, dated April 25, 2006, between The Jordan Company, L.P. and Reinhold Industries, Inc. *

*	Incorporated by reference to the Schedule TO filed by Purchaser on November 9, 2006.

†	Included in materials mailed to stockholders of Reinhold Industries, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REINHOLD INDUSTRIES, INC.
By: Name: Title:	/s/ Michael T. Furry Michael T. Furry President

ANNEX I

REINHOLD INDUSTRIES, INC.
12827 EAST IMPERIAL HIGHWAY
SANTA FE SPRINGS, CALIFORNIA 90670

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 16, 2006, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the ‘‘Schedule 14D-9’’) of Reinhold Industries, Inc., a Delaware corporation (‘‘Reinhold’’ or the ‘‘Company’’), with respect to the tender offer by Reinhold Acquisition Corp. (‘‘Purchaser’’), a Delaware corporation and a wholly-owned subsidiary of Reinhold Holdings, Inc. (‘‘Parent’’), a Delaware corporation which as of the date of this Offer is wholly-owned by certain investment funds advised or managed by Resolute Fund Partners, LLC and The Jordan Company, L.P. (‘‘Jordan’’), to the holders of record of shares of Class A common stock, par value $0.01 per share, of the Company (the ‘‘Common Stock’’). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms ‘‘us,’’ ‘‘we’’ and ‘‘our’’ to refer to Reinhold. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the board of directors of the Company (the ‘‘Reinhold Board’’). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of November 2, 2006 (the ‘‘Merger Agreement’’), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the ‘‘Offer’’) on November 9, 2006 to purchase all outstanding shares of Common Stock at a price of $12.50 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated November 9, 2006 (the ‘‘Offer to Purchase’’). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on December 8, 2006, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Reinhold stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission (the ‘‘SEC’’) on November 9, 2006.

The Merger Agreement provides, among other things, that following the consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware Business Corporation Law (the ‘‘DGCL’’) and other applicable law, Purchaser will merge with and into the Company. Each share of Common Stock that is outstanding and has not been accepted for purchase pursuant to the Offer (other than shares that are held by (a) Parent, Purchaser, the Company or any other direct or indirect subsidiary of Parent, which will be canceled or (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger, (the ‘‘Effective Time’’) the Company will become a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(2) hereto.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Reinhold Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Jordan, Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Jordan, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

The Merger Agreement provides that, promptly after such time as Purchaser purchases shares of Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and Rule 14f-1 thereunder, Purchaser will be entitled to designate at its option up to that number of directors of the Reinhold Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Reinhold Board (giving effect to any increase in the number of directors on the Reinhold Board pursuant to Purchaser’s exercise of this option) and (y) a fraction, the numerator of which is the number of shares of Common Stock purchased by Purchaser in the Offer and the denominator of which is the total number of outstanding shares of Common Stock. The effect of Purchaser’s exercise of its option is the ability to designate a majority of the Reinhold Board if it purchases a majority of the outstanding shares pursuant to the Offer. In connection with the foregoing, the Company will promptly, upon request by Purchaser, either increase the size of the Reinhold Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser’s designees to be elected or appointed to the Reinhold Board. At all times prior to the Effective Time, the Reinhold Board will include at least two persons who were directors on the date of the Merger Agreement.

The initial Purchaser designees will be selected from among the officers of Purchaser and Parent listed in Schedule I of the Offer to Purchase. The information set forth with respect to those individuals on Schedule I of the Offer to Purchase is incorporated by reference in this Information Statement. Each of the individuals listed on Schedule I of the Offer to Purchase has consented to serve as a director of the Company if appointed or elected pursuant to the Merger Agreement.

Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Purchaser and Jordan, none of the executive officers or directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Purchaser has informed the Company that, to the best of its knowledge, none of the executive officers or directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than December 9, 2006, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Reinhold Board. It is currently not known which of the current directors of the Company will resign, if any.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of (i) 4,750,000 shares of Common Stock and (ii) 250,000 shares of preferred stock. As of the close of business on November 2, 2006, there were 3,292,105 shares of Common Stock outstanding and no shares of preferred stock outstanding and 13,688 shares of Common Stock were reserved for issuance under the Company's Directors' Deferred Stock Plan. The Reinhold Board currently consists of nine members.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of November 2, 2006.

Name	Title	Age
Ralph R. Whitney, Jr.	Director	71
Andrew McNally, IV	Director	66
Glenn Scolnik	Director	55
Thomas A. Brand	Director	73
Richard A. Place	Director	72
C. Miles Schmidt, Jr.	Director	65
Richard C. Morrison	Director	66
Matthew C. Hook	Director	48
Michael T. Furry	Director, President and Chief Executive Officer	68
David R. Ewing	Chief Operating Officer	62
Brett R. Meinsen	Vice President – Finance and Administration, Secretary and Treasurer	47

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Reinhold.

Ralph R. Whitney, Jr.

Mr. Whitney became a Director of Reinhold on June 3, 1999 and is currently Chairman of the Board. He is also a member of the Executive Committee. Mr. Whitney has been a partner of Hammond, Kennedy, Whitney & Company, Inc. (‘‘HKW’’), a New York private equity firm, since 1971 and is currently Chairman of the Board of that firm. Mr. Whitney is also a director of First Technology, PLC, Dura Automotive Systems, Inc., Baldwin Technology Company, Inc., and RELM Wireless Communications, Inc.

Andrew McNally, IV

Mr. McNally became a Director of Reinhold on June 3, 1999. He is also a member of the Executive Committee. Mr. McNally is currently a partner of HKW and has held that position since 1998. He is the former Chairman and Chief Executive Officer of Rand McNally & Company (printing, publishing and map making). Mr. McNally is also a Director of Hubbell, Inc.

Glenn Scolnik

Mr. Scolnik became a Director of Reinhold on August 1, 2000. He is also a member of the Executive Committee. Mr. Scolnik is currently the Chief Executive Officer and President of HKW and has held that position since January 1999. He joined HKW as a partner in 1993.

Thomas A. Brand

Mr. Brand became a Director of Reinhold on August 1, 2000. He is the Chairman of the Nominating Committee and a member of the Audit Committee. Mr. Brand is a Director of Aldila, Inc., the world’s largest manufacturer of carbon fiber golf shafts. He was formerly senior Vice President / General Manager of Fiberite Advanced Materials and has thirty years experience in the advanced composites materials industry.

Richard A. Place

Mr. Place became a Director of Reinhold on January 23, 2001. He is the Chairman of the Compensation Committee and also a member of the Audit Committee. Mr. Place held a variety of management positions at Ford Motor Company, retiring as Director of Technical Planning in 1991. He is a former Senior Managing Director of Mazda Motor Corporation of Hiroshima, Japan; Director of Excel Industries, Inc. of Elkhart, Indiana, and Kavlico Corporation of Moorpark, California.

C. Miles Schmidt, Jr.

Mr. Schmidt became a Director of Reinhold on August 12, 2004. He is a member of the Audit Committee, Compensation Committee and Nominating Committee. Mr. Schmidt is the former President and Chief Executive Officer of Halcore Group, Inc., the largest manufacturer of ambulances in North America, and former Director of Brass Eagle, Inc.

Richard C. Morrison

Mr. Morrison became a Director of Reinhold on August 12, 2004. He is a member of the Audit Committee, Compensation Committee and Nominating Committee. Mr. Morrison is the retired Managing Director of Corporate Finance of Babson Capital Management, Inc., an investment subsidiary of Massachusetts Mutual Life Insurance Company, for which he was employed for over 40 years. Mr. Morrison is also a director of Cains Foods, L.P., Castle Brands, Inc., Nyloncraft, Inc., and Tubular Textile Machinery, Inc.

Matthew C. Hook

Mr. Hook became a Director of Reinhold on August 12, 2004. He is the Chairman of the Audit Committee and a member of the Nominating Committee. Mr. Hook is a Managing Director of Centerfield Capital Partners, L.P., one of the largest institutionally backed providers of private growth capital based in Indiana. From 1994 through 2000, Mr. Hook was Vice President and General Counsel for Hammond, Kennedy, Whitney & Company, Inc. Prior to becoming an attorney, Mr. Hook was a Certified Public Accountant with Ernst & Young and KPMG.

Michael T. Furry

Mr. Furry is President and Chief Executive Officer of Reinhold. Mr. Furry has served as President of Reinhold since June 1986 and became President of the Company in July 1996. Mr. Furry has been a Director of the Company since April 1990. From April 1976 to June 1986, Mr. Furry was Vice President and General Manager of the composites division of Reynolds & Taylor, Inc.

David R. Ewing

Mr. Ewing became Chief Operating Officer on August 1, 2005. Prior to coming to Reinhold, Mr. Ewing, a 20 year Army veteran, worked for 18 years at various aerospace companies including Thiokol Corporation, Martin Marietta, Atlantic Research Corporation and most recently as Director of Materials at Aerojet.

Brett R. Meinsen

Mr. Meinsen became Vice President - Finance and Administration, Secretary and Treasurer of Reinhold in June 1997. Prior to coming to Reinhold, Mr. Meinsen worked from 1986 until January 1997 as the Director of Finance and Administration, Manager of Financial Analysis, and a senior financial analyst at Philips Medical Systems.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Committees

Reinhold’s Board has standing Audit, Compensation and Nominating Committees. All members of the Audit, Compensation and Nominating Committees are ‘‘independent’’ as defined by NASDAQ Marketplace Rule 4200.The Audit Committee, which met eight times during 2005, consists of Matthew C. Hook (Chairman), Thomas A. Brand, Richard A. Place, Richard C. Morrison and C. Miles Schmidt, Jr. The Compensation Committee, which is composed of Richard A. Place (Chairman), Richard C. Morrison and C. Miles Schmidt, Jr., met once. The Nominating Committee is composed of Thomas A. Brand (Chairman), Richard C. Morrison, Matthew C. Hook and C. Miles Schmidt, Jr. Reinhold pays no additional compensation to members of these committees.

The Audit Committee reviews and recommends to the Board the engagement of the independent auditors of the Company, reviews with the auditors their work and fees, and reviews accounting policies and practices and internal accounting controls of the Company. The Audit Committee approves in advance all audit and non-audit services provided by the Company’s independent auditor. The Audit Committee operates under a written charter adopted by the Board. Its functions and qualifications for membership are set forth in its charter, which is attached as an appendix to this proxy statement. The Board has determined that Mr. Hook is the financial expert on the Audit Committee.

The Compensation Committee reviews and recommends to the Board the compensation proposed to be paid to officers and key employees of Reinhold, including base salaries, stock options and management incentive compensation.

The Nominating Committee assists the Board of Directors by recommending its governance policies and roles from time to time; coordinating the evaluation of the performance of the Board of Directors and of individual members of the Board of Directors under the Corporation's Governance Policy; identifying and recruiting potential new members for the Corporation's Board of Directors; making recommendations to the entire Board of Directors with respect to the nomination of persons for election or re-election by the shareholders (or for appointment by the entire Board of Directors other than by shareholder election); providing for orientation and ongoing development of directors; and proposing and planning future Board agendas relating to governance and nominations issues. The Board of Directors shall not nominate any person for election by shareholders to the Board of Directors at any meeting of shareholders, or elect any person to fill a vacancy on the Board of Directors between annual meetings of shareholders, unless such person shall first have been recommended by the Committee in compliance with this charter. The Nominating Committee charter can be found on the Company’s website at www.reinhold-ind.com.

The Nominating Committee shall (except as provided in the next sentence) at all times be composed solely of three or more persons who qualify as independent directors of the Corporation under the then-applicable NASDAQ listing standards. If and to the extent that the Board shall, under exceptional and limited circumstances, have determined that a director who is not independent (but who is not disqualified under the exception to the independence requirements of the NASDAQ listing standard relating to director nominations) is required by the best interests of the Corporation and its shareholders to be a member of the Committee, then an additional non-independent member may serve on the Committee, for the limited term and under the limited circumstances that are specified by the NASDAQ listing standards as then in effect.

In evaluating candidates for membership on the Corporation's Board of Directors, the Committee shall consider favorably those candidates who, in the Committee's judgment, (a) possess demonstrated business and financial judgment, strategic thinking, general management experience or perspective, leadership, experience in industry with comparable complexities, general knowledge of financial services industry, and familiarity with local, state, regional and national issues affecting business; (b) have a background that serves the Board's interest in a membership comprised of individuals with varied occupational experience and perspective; (c) have sufficient time to devote to the Corporation's business; (d) possess the highest moral and ethical character; (e) have a history of community involvement and civic-mindedness; (f) are not engaged (directly or indirectly) in any activity adverse to, and do not serve on the board of directors of (or have any material ownership interest in), any other company whose interests are adverse to, or in conflict with, the Corporation's interests; and (g) possess the ability to oversee, as a director, the business and affairs of the Corporation for the benefit of all constituencies of the Corporation.

In connection with each annual meeting of shareholders, the Committee shall in accordance with its Charter consider candidates (based on individual qualifications and the needs of the Board of Directors as determined from time to time by the Committee) that have been recommended by shareholders for nomination at the annual meeting, if the recommendations are submitted by letter addressed to the attention of the Chairman of the Committee in care of the Secretary of the Corporation, mailed by registered or certified mail (return receipt requested), and received by the Secretary at the Corporation's principal executive offices on or before December 1 of the year preceding the annual meeting for which the recommendation is made.

In addition to considering candidates who are recommended by shareholders, the Committee shall meet from time to time with members of the Board, including the chief executive officer and other officers who may be members of the Board, and with other executive officers of the Corporation with a view to identifying persons who may be qualified to serve on the Board of Directors. The Committee may also in its discretion engage a third-party search firm to assist in identifying and evaluating potential candidates. All candidates (regardless of whether identified through shareholder recommendations) shall be evaluated according to the same standards, except that (a) incumbent directors who are standing for re-election may receive preference on account of their prior experience with the business and affairs of the Corporation, and (b) candidates who may be considered for election to the Board of Directors pursuant to any understanding or agreement negotiated by the Corporation with any third party may receive preference in accordance with the special terms of such understanding or agreement.

Shareholder Communications with the Board

Shareholders may mail written communications to the Board to: ‘‘The Board of Directors, c/o Michael T. Furry, President, Reinhold Industries, Inc., 12827 East Imperial Highway, Santa Fe Springs, California, 90670.’’ Shareholder communications must be signed by the shareholder and state the number of shares held by the Shareholder. The President shall either provide a copy of each properly submitted shareholder communication to the Board at its next regularly scheduled meeting or, if the President determines that the communication requires more immediate attention, send the communication to the Board promptly after receipt. The President may, in good faith, determine that a shareholder communication should not be provided to the Board because it does not reasonably relate to the Company or its operations, management, activities, policies or is otherwise ministerial in nature. These procedures do not apply to any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 or any communication made in connection with such a proposal. The Board of Directors is not required to attend the Company’s annual meetings. No Board member attended last year’s annual shareholder meeting.

Certain Transactions

On June 3, 1999, Reinhold entered into a two-year agreement with Hammond, Kennedy, Whitney and Company (‘‘HKW’’), a private equity firm, to provide Reinhold and its subsidiaries with advice regarding strategic direction and merger and acquisition activities, including identifying potential acquisition candidates, for a fee of $20,000 per month. The agreement is automatically renewed thereafter for successive one-year periods, unless termination notification is provided by either party within 120 days of the renewal date. Mssrs. Ralph R. Whitney, Jr., Andrew McNally, IV and Glenn Scolnik, all members of the Board of Directors of Reinhold, are partners of HKW. In addition, through December 2005, the Company paid a legal retainer of $4,000 per month to Lis-Milam and Associates, Attorneys at Law, PC. Julianne S. Lis-Milam is a partner of HKW. Effective January 1, 2006, the Company no longer pays this retainer.

DIRECTORS’ COMPENSATION

During 2005, the Board of Directors of Reinhold met four times for regular meetings and there were two special meetings. All directors attended 75% or more of the total number of meetings of the Board and Board committees on which they served. Each non-employee director received a fixed fee of $24,000 per annum regardless of the number of meetings attended.

On September 30, 2002, the Board adopted the Reinhold Industries, Inc. Directors’ Deferred Stock Plan. The Plan allows the non-employee Directors of the Company to elect to receive stock in lieu of cash payment for their services on the Board of Directors. If the Director elects to receive Company stock, he has the option of receiving the shares immediately or deferring receipt of those shares to a future date. As of November 2, 2006, 13,688 shares have been reserved for future issuance under this Plan. On October 28, 2004, the Plan was amended to compensate the Director’s on a quarterly basis in advance rather than in arrears. The Plan also allows those Directors who defer receipt of their shares to accrue dividends declared. Dividends accrued at December 31, 2005 on unissued shares under the amended plan total approximately $182,000.

The Directors' Deferred Stock Plan provides for a director to receive the cash value of deferred shares, and accrued dividends thereon, either on the cessation of service of the director or on attaining age 70. In addition, a payment of the cash value of deferred shares and accrued dividends must be paid upon a ‘‘Change of Control.’’ As defined in the Plan, a Change of Control includes, among other events, stockholder approval of a merger such as that contemplated by the Merger Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding the beneficial ownership of Reinhold Class A Common Stock by the only persons known by Reinhold to be beneficial owners of 5% or more of Reinhold’s issued and outstanding Common Stock as of November 2, 2006.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Reinhold Common Stock	Percentage of Issued and Outstanding Common Stock
Massachusetts Mutual Life Insurance Company 1500 Main Street Springfield, MA 01115	1,095,295(1)	33.3%
MassMutual High Yield Partners II, LLC 1500 Main Street Springfield, MA 01115	460,024	14.0%
MassMutual Corporate Value Partners Limited 1500 Main Street Springfield, MA 01115	175,246	5.3%
Michael T. Furry 12827 E. Imperial Hwy. Santa Fe Springs, CA 90670	193,223	5.9%

(1)	Includes 460,024 shares owned by MassMutual High Yield Partners II LLC and 175,246 shares owned by MassMutual Corporate Value Partners Limited, as to which Massachusetts Mutual Life Insurance Company shares voting and dispositive power but disclaims beneficial ownership.

Common Stock Ownership of Management

The following table presents information regarding beneficial ownership of Reinhold Common Stock by each member of the Board of Directors, and by all current directors and officers of Reinhold as a group, as of November 2, 2006.

Name and Address of Beneficial Owner (5)	Amount and Nature of Beneficial Ownership of Reinhold Common Stock	Percentage of Issued and Outstanding Common Stock on November 2, 2006 (1)
Ralph R. Whitney, Jr.	72,522(3)	2.2%
Andrew McNally, IV	93,473(2)	2.8%
Glenn Scolnik	69,882	2.1%
Thomas A. Brand	7,273	*
Richard A. Place	11,952(3)	*
Michael T. Furry	193,223	5.9%
Richard C. Morrison	605(4)	*
C. Miles Schmidt, Jr.	605(4)	*
Matthew C. Hook	2,951	*
David R. Ewing	—	*
Brett R. Meinsen	25,386	*
All directors and officers of Reinhold as a group (11 persons)	477,872	14.5%

* The percentage of shares owned does not exceed 1% of the issued and outstanding Common Stock.

(1)	For the purposes of this table, the issued and outstanding Common Stock of Reinhold has been calculated for each individual on the basis of all shares of Common Stock issued and outstanding (excluding treasury shares) on November 2, 2006.

(2)	Includes 68,426 shares owned by Andrew Management IV, L.P. of which Mr. McNally is the general partner and has sole voting and investment power.

(3)	Includes 6,239 shares reserved for issuance under the Reinhold Industries, Inc. Directors Deferred Stock Plan.

(4)	Includes 605 shares reserved for issuance under the Reinhold Industries, Inc. Directors Deferred Stock Plan.

(5)	Address of all officers and directors is 12827 E. Imperial Hwy., Santa Fe Springs, CA 90670

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table sets forth a summary of the compensation paid to the Chief Executive Officer, Chief Operating Officer and Vice President, Finance and Administration of the Company for services rendered in all capacities to the Company for the fiscal years ended December 31, 2005, 2004 and 2003. No executive officers of the Company other than those listed above were paid annual salary (together with any bonus) in excess of $100,000 in such fiscal years for services rendered to the Company.

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long-Term Compensation	All Other Compensation
	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/SARS
Michael T. Furry President and Chief Executive Officer	2005	$282,100	$237,456	—	—	—
	2004	273,000	175,188	—	—	—
	2003	268,667	145,000	—	—	—
David R. Ewing ** Chief Operating Officer	2005	$70,833	$42,228	—	—	—
	2004	—	—	—	—	—
	2003	—	—	—	—	—
Brett R. Meinsen Vice President, Finance and Administration	2005	$150,000	$120,686	—	—	—
	2004	130,000	85,910	—	—	—
	2003	124,500	61,625	—	—	—

**	Mr. Ewing became Chief Operating Officer on August 1, 2005.

The following tables set forth certain information for the Named Executive Officers with respect to grants and exercises in fiscal 2005 of options to purchase Common Stock of the Company:

Option Grants in Last Fiscal Year

None.

Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year End Options

Name	No. Shares Acquired on Exercise	Value Realized	No. of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable / Unexercisable		Value of Unexercised In-The-Money Options at Fiscal Year-end Exercisable / Unexercisable
Michael T. Furry	14,667	$285,513	—	—	$—	$—
David R. Ewing	—	—	—	—	$—	$—
Brett R. Meinsen	11,001	222,604	—	—	$—	$—

Employment Agreement

An employment agreement (the ‘‘Agreement’’) with Michael T. Furry, the Company’s President and Chief Executive Officer, was entered into on July 31, 1996 and provided for employment by the Company for a period of five years commencing on that date. The agreement was amended as of October 30, 1998 to provide for a base salary of $236,000 per year, and a 5% increase on October 30, 2000 and on every second year following the year 2000 during the term of the employment agreement. The agreement was amended again on April 15, 2000 to extend the term of employment through November 13, 2004. The amendment also states that the term will be extended for one additional year from November 13, 2004 to November 13, 2005, effective as of November 13, 2000, and would be extended by an additional year on each subsequent November 13, but in no event shall the term of employment extend beyond November 13, 2007. The term of employment now extends to November 13, 2007. On May 8, 2001, the Compensation Committee approved an increase, effective May 1, 2001, in Mr. Furry’s base salary to $260,000. In addition, the anniversary date of the 5% increase in salary on every second year was changed from October 30th to May 1st. In the event Mr. Furry is terminated without Cause (as defined in the Agreement), the Company is required to pay him for the remainder of the term of the Agreement in effect at the time of termination.

The employment agreement provides for participation in the Management Incentive Compensation Plan, Reinhold Industries, Inc. Retirement Plan, Reinhold Industries, Inc. Non-Qualified Supplemental Retirement Plan, and Reinhold Stock Incentive Plan. It also provides Mr. Furry with life insurance with a face value of $700,000.

Management Incentive Compensation Plan

Reinhold has adopted the Management Incentive Compensation Plan for certain members of the Reinhold staff. Awards may be made under this plan to officers and other key salaried employees of Reinhold. Pools of award money are developed in accordance with the earnings of Reinhold and will be limited to 15% of Reinhold’s pre-tax earnings each year. Distribution of awards to eligible employees will be dependent upon the individual employee’s achievement during a fiscal year, as measured against predetermined specific objectives for that employee in such fiscal year. Payments will be made in January of each year with respect to the previous year’s award.

Retirement Plan

Reinhold presently maintains a non-contributory retirement plan (the ‘‘Retirement Plan’’) in which the Chief Executive Officer, Vice President — Finance and Administration, and certain salaried and hourly employees participate. On December 31, 2004, the Reinhold Industries, Inc. Retirement Plan was frozen. No additional years of service or future salary increases will accrue to active employees in determining plan benefits. There will be no change in benefit levels to terminated vested and retired employees.

The Retirement Plan provides an annual normal retirement benefit at or after age 65 for a participant equal to the greater of (a) the participants’ accrued benefit as of December 31, 1988, based on the plan in effect at that time; (b) the product of (x) the sum of 1.3% of the participant’s annual average compensation for the five highest consecutive years of employment during the most recent ten calendar years of employment and 0.65% of such compensation in excess of the average of the ‘‘Social Security Taxable Wage Base’’ in each year during the 35-year period prior to the participant’s retirement age under the social security law multiplied by (y) his years of service credit (to a maximum of 25) in the Retirement Plan; or (c) the accrued benefit as of December 31, 1993, plus a benefit based on (b) above and service after December 31, 1993, with total service not in excess of 25 years. Certain maximum benefit limitations are incorporated in the Retirement Plan. The Retirement Plan permits a participant who has attained age 55 and completed 10 years of service to elect to receive an actuarially reduced early retirement benefit and provides for payment of benefits if certain participants become permanently disabled. A participant’s accrued pension benefit becomes 100% vested on the date on which the participant completes five years of service. Death benefits are payable to the surviving spouse of a fully or partially vested participant who dies before payment of benefits has commenced. Benefits paid under the Plan are not subject to deduction of Social Security taxes or any other offset amounts.

The following table presents information regarding estimated annual benefits payable upon normal retirement classified by remuneration and years of service under the Retirement Plan:

Average Compensation at Retirement	Years of Service at Retirement
	5	10	15	20	25 or more
$50,000	$3,371	$6,742	$10,112	$13,483	$16,854
75,000	5,808	11,617	17,425	23,233	29,041
100,000	8,246	16,492	24,737	32,983	41,229
150,000	13,121	26,242	39,362	52,483	65,604
205,000 or more (1)	18,483	36,967	55,450	73,933	92,416

(1)	In accordance with Internal Revenue Service Regulations, the maximum allowable compensation permitted in computing a benefit under the Retirement Plan is $205,000 for 2004. However, employees will receive the greater of the benefit outlined above or the accrued benefit as of December 31, 1993, which was based on compensation in excess of $205,000 plus a benefit based on service after December 31, 1993 and the final average compensation based on the $205,000 limit.

Remuneration covered by the Retirement Plan in a particular year includes that year’s base salary, overtime pay and commissions but excludes compensation received in that year under the Management Incentive Compensation Plan in excess of 50% of the participant’s annual basic pay rate as of December 31 of the preceding calendar year.

For each of the following persons, the credited years of service under the Retirement Plan, as of December 31, 2005 were, respectively, as follows: Mr. Furry, 19 years and $205,000; Mr. Meinsen, 8 years and $192,645.

Non-Qualified Supplemental Retirement Plan

The Company maintains a Non-Qualified Supplemental Retirement Plan for the benefit of Mr. Furry. There are no other participants in this Plan. In addition to the benefits provided by the Retirement Plan, the Participant shall receive a Non-Qualified Plan benefit determined as the excess of (a) over (b) subject to (c) as follows:

(a)	The monthly benefit determined under the Retirement Plan based on Years of Service after January 1, 2000 and Compensation without regard to the exclusion imposed by Section 1.11(e) of the Retirement Plan or to the maximum limitations imposed by Section 401(a)(17) of the Code.

(b)	The monthly benefit determined under the Retirement Plan based on Years of Service after January 1, 2000.

(c)	The excess of (a) over (b) shall be limited to the product of $2,166.67 and a fraction (not to exceed one), the numerator of which is the number of Years of Service completed (or any fractional portion thereof) from January 1, 2000 to the date of the determination and the denominator of which is the number of Years the Participant would have completed (or any fractional portion thereof) from January 1, 2000 until his attainment of age 70, or actual retirement date, if later.

All other provisions of the Retirement Plan will apply to the Non-Qualified Plan. The Non-Qualified Plan will be funded under the same assumptions and funding method as the Retirement Plan.

The following table presents information regarding estimated annual benefits payable upon normal retirement classified by remuneration and years of service under the Non-Qualified Plan:

Average Compensation at Retirement	Years of Service at Retirement
	6	8
$225,000	$2,246	$2,995
275,000	8,096	10,795
325,000	13,946	18,595
375,000	19,500	26,000
MAXIMUM BENEFIT	19,500	26,000

Reinhold Industries, Inc. will make a contribution to the Trust Fund in such amounts as are actuarially required to fund the benefits of the Plan. The Company shall pay to the Trustee the actuarially determined contribution on account of a particular Plan Year, at such times as the Company may decide. The Company, however, does not guarantee either the making of the contributions or the benefit payable under the Plan. The Company reserves the right to reduce, suspend or discontinue contributions under the Plan for any reason at any time.

Any contribution made by the Company shall be irrevocable and shall be held and disposed of by the Trustee solely in accordance with the provisions of the Plan and the Trust Agreement. There shall be no Participant contributions under the Plan.

Stock Incentive Plan

General Description

On April 30, 2003, the shareholders of the Company ratified the Amended and Restated Reinhold Industries, Inc. Stock Incentive Plan (the ‘‘Plan’’) for employees, effective September 30, 2002. The Plan permits the grant of stock options only. The total number of shares of stock subject to issuance under the Plan may not exceed 265,800, subject to adjustment for any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class without the Company’s receipt of consideration. The maximum number of shares of stock with respect to which options may be granted to any eligible employee during a calendar year may not exceed 60,000. The shares to be delivered under the Plan may consist of authorized but unissued stock or reacquired stock including shares repurchased by the Company on the open market.

The exercise price of the options is established at the discretion of a Committee of the Board of Directors (the ‘‘Committee’’), provided that, with respect to options that are intended to be incentive stock options within the meaning of section 422 of the Internal Revenue Code, it may not be less than 100% of the Fair Market Value on the date of grant. In addition, if the optionee is a 10% shareholder of the Company, the exercise price may not be less than 110% of the Fair Market Value on the date of grant. The Fair Market Value is the closing price, on the date in question, as reported by the National Association of Securities Dealers on the Nasdaq National Market. If there is no reported closing selling price on the date in question, then the Fair Market Value is the closing selling price on the last preceding date for which such quotation exists.

The Plan provides that the options are exercisable based on vesting schedules as determined by the Committee and set forth in the individual option agreement.. The options expire no later than ten years from the date of grant.

On June 3, 1999, the Board of Directors approved and adopted the Reinhold Industries, Inc. Stock Option Agreement by and between the Company and Michael T. Furry, granting Mr. Furry the option, effective June 3, 1999, to acquire up to 90,000 shares of Class A common stock of the Company at fair market value at that date ($8.25 per share). Terms of the Agreement are equivalent to those in the Amended and Restated Reinhold Industries, Inc. Stock Incentive Plan.

On May 10, 2000, May 8, 2001, May 1, 2002 and April 30, 2003, the Board of Directors approved a 10% dividend, payable in stock of the Company, to shareholders of record as of July 11, 2000, July 13, 2001, May 31, 2002 and May 16, 2003, respectively. The number of options issued to employees and the exercise price of the options were adjusted to reflect the dilutive effect of these dividends.

Grants to Employees under the Amended and Restated Reinhold Industries, Inc. Stock Incentive Plan

Exercise.    The Compensation Committee may grant employees stock options at an option exercise price not less than the fair market value of a share on the date of grant. To exercise an option, an employee would pay the option price in cash, or if permitted by the Committee, by delivering shares of Reinhold Class A Common Stock already owned by the employee that have a fair market value equal to the option price.

The term of each option is fixed by the Committee, provided that no option may be exercisable more than 10 years after the date on which it was granted. The Committee will determine the time or times at which each option granted to an employee may be exercised as well as other terms and conditions applicable to the option. Such options may be made exercisable in installments.

Termination of Employment.    Unless otherwise determined by the Committee, should the optionee cease to remain in service for any reason other than disability, death or a termination of employment for cause, then the period during which each outstanding option held by such optionee is to remain exercisable shall be limited to the three (3)-month period following the date of such cessation of Service. Should the optionee cease to remain in service by reason of disability or death, then the period during which each outstanding option held by the optionee is to remain exercisable shall be limited to the twelve (12)-month period following the date of such cessation of service. If an optionee ceases to remain in service by reason of a termination of service for cause, then all outstanding options held by the optionee shall terminate immediately and cease to be outstanding.

Amendment.    The Company’s board has the authority to amend or modify the Plan in any or all respects whatsoever. However, no such amendment or modification shall adversely affect the rights and obligations of an optionee with respect to outstanding awards without the optionee’s consent. In addition, shareholder approval is required to amend the Plan to (i) materially increase the number of shares available under the Plan or the number of options an individual can receive in one calendar year, (ii) materially modify the eligibility requirements for participation in the Plan, or (iii) materially increase the benefits accruing to optionees.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors, comprised of non-employee directors, has overall responsibility to review and recommend broad-based compensation plans for executive officers of the Company to the Board of Directors. The Board did not reject or modify in any material way any of the recommendations of the Committee during 2005.

Compensation Policies for Executive Officers

The principles underlying the executive compensation policy are retaining competent management, recognizing individual initiative and achievement, rewarding management for short and long term accomplishments and aligning management compensation with the achievement of the Company's goals and performance. Total compensation for the Company's executive officers consists of a base salary, Management Incentive Compensation and stock options.

The Company's executive compensation policies primarily utilize objective performance criteria. Objective criteria include actual versus target annual operating budget performance and actual versus target annual income growth. Target annual income growth and target annual operating budgets utilized for purposes of evaluating compensation are based on business plans that have been approved by the Board of Directors. Subjective performance criteria encompass evaluation of each officer's initiative and contribution to overall corporate performance, the officer's managerial ability, and the officer's performance in any special projects that the officer may have undertaken.

Compensation of the Chief Executive Officer

Michael Furry’s compensation for fiscal 2005 was primarily determined by his employment agreement. In 2003, at the recommendation of the Compensation Committee, Mr. Furry’s employment agreement was amended to extend the term of his employment through November 13, 2007. Mr. Furry’s base salary under his employment agreement was determined on the basis of his experience, personal performance and average salary levels in effect at comparable companies.

Submitted by the Compensation Committee of the Board of Directors.

Richard A. Place (Chairman)
Richard C. Morrison
C. Miles Schmidt, Jr.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on its review of Forms 3, 4 and 5 received by the Company, or written representations from certain reporting persons that no Forms 5 were required for such persons, the Company believes that, during the fiscal year ended December 31, 2005, the Company’s officers, directors and 10% stockholders did not satisfy all filing requirements under Section 16(a) of the Securities Exchange Act of 1934. Form 3, Initial Statement of Beneficial Ownership of Securities, for Mr. Ewing was not filed on a timely basis.

STOCK PERFORMANCE GRAPH

The annual changes in cumulative shareholder return for the period commencing on December 31, 2000 and ending December 31, 2005, are shown on the following graph. The assumption is that $100.00 was invested in shares of stock of a) the Company, b) a peer group consisting of 21 companies (American Biltrite, Inc., AptarGroup, Inc., Armstrong Holdings, Inc., Atlantis Plastics, Inc., Congoleum Corp CLA, Consolidated Mercantile, Core Molding Tech, Inc., Deswell Industries, Inc., Forward Industries, Inc., Internat Smart Sourcing, Jarden Corp, Myers Industries, Inc., Newell Rubbermaid, Inc., Peak International, Inc., Polyair Inter Pack, Inc., Reunion Industries, Inc., Rotonics Manufacturing, Summa Industries, Tredegar Corporation, Trex Co, Inc., Tupperware Corp.) whose Standard Industrial Classification (SIC) code is 3089 − Plastics Products, NEC, and c) the Nasdaq Market Index. The total cumulative dollar returns shown in the graph represent the value such investments would have had on December 31, 2005. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.

ANNEX II

October 27, 2006

Board of Directors
Reinhold Industries, Inc.
12827 East Imperial Highway
Santa Fe Springs, CA 90670

Gentlemen:

We understand that Reinhold Acquisition Corp. (the ‘‘Purchaser’’) a wholly-owned affiliate of Reinhold Holdings, Inc. (the ‘‘Parent’’), each affiliates of The Jordan Company, L.P. (‘‘Jordan’’), intends to make a tender offer (the ‘‘Offer’’) for all the issued and outstanding shares of common stock, par value $0.01 per share (the ‘‘Shares’’) of Reinhold Industries, Inc. (the ‘‘Company’’) at a cash price of $12.50 per Share pursuant to an Agreement and Plan of Merger (the ‘‘Merger Agreement’’) among the Company, Parent and the Purchaser, which provides that following completion of the Offer and at the effective time of the Merger (as defined below), Purchaser shall merge with and into the Company and each Share not owned by the Company, Parent, Purchaser or, if applicable, stockholders who perfect dissenters rights, shall be converted into the right to receive consideration equal to that paid per Share in the Offer (the ‘‘Merger’’).

You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

(11)	Reviewed the Company's Annual Reports on Form 10-K and related financial information for the years ended December 31, 2001 – 2005, the Company's Quarterly Reports on Form 10-Q and the related unaudited financial information for the periods ended March 31, 2006 and June 30, 2006, and the Company’s current reports on Form 8-K filed during 2005 and 2006 through the date hereof;

(12)	Reviewed the Company’s Proxy Statement on Schedule 14A for the Company’s Annual Meeting of Stockholders held on May 4, 2006;

(13)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company or publicly available;

(14)	Visited the Company headquarters and manufacturing facility and conducted discussions with members of senior management of the Company concerning its business and prospects;

(15)	Reviewed the historical market prices and trading activity for the Shares;

(16)	Compared certain financial information for the Company with that of certain publicly traded companies which we deemed to be relevant;

(17)	Compared the financial terms of the Offer and the Merger with that of certain other mergers and acquisitions which we deemed to be relevant;

(18)	Reviewed the draft Merger Agreement dated October 25, 2006 and draft Shareholder Agreement dated October 25, 2006 to be entered into by certain of the Company’s stockholders in connection with the proposed transaction;

(19)	Reviewed the draft Commitment Letter dated October 25, 2006 from Jordan’s Resolute Fund, L.P. addressed to the Company with respect to the financing required to consummate the Offer and the Merger; and

(20)	Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have relied upon and assumed, without independent verification, the representations of the officers of the Company that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company. Management of the Company has advised us, and we have assumed for purposes of rendering this Opinion, that there has been no adverse change (other than immaterial change), either individually or in the aggregate, in the assets, business, properties, liabilities, financial condition, results or prospects of the Company since June 30, 2006.

In preparing our opinion, with your consent, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading. We have not made any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. We have also assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company or have otherwise been disclosed to us by management. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

This Opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to whether any such stockholder should or should not tender shares pursuant to the Offer nor whether any stockholder should seek to perfect dissenter’s rights in connection with the Merger. This opinion does not address the relative merits of the Offer and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer or the decision of the Board of Directors of the Company with respect to the Offer.

TM Capital Corp. is currently acting as financial advisor to the Company in connection with the Offer and will be receiving a fee in connection with the rendering of this Opinion which is not contingent upon the conclusion reached in the Opinion. In addition, TM Capital Corp. will receive a fee in connection with the consummation of this transaction. TM Capital Corp. has also served as financial advisor to the Company in the past, without respect to this transaction, and has received fees for such services.

On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to the Company’s stockholders from a financial point of view.

This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer and in any solicitation materials regarding the Merger.

Very truly yours,
TM CAPITAL CORP.
Paul R. Smolevitz Managing Director

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word ‘‘stockholder’’ means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words ‘‘stock’’ and ‘‘share’’ mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words ‘‘depository receipt’’ mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of nor consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation,

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the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days of the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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